Exhibit (a)(2)

                                                   EQUITY RESOURCE DOVER FUND LP
                                                 c/o Equity Resource Investments
                                                               44 Brattle Street
                                                             Cambridge, MA 02138

April 20, 2005


Offer To Purchase up to 125 Units of
1999 Broadway Associates
For a Price of $10,000 per Unit

Dear Limited Partner:

The Equity Resource Dover Fund LP (the "Purchaser) is offering to purchase limited partnership units in 1999 Broadway Associates Limited Partnership (the "Partnership") for a price of $10,000 per unit. If you wish to sell your interest, please complete the enclosed agreement and return it to us by May 20, 2005. Payment for properly tendered units will be made within ten business days following the close of the offer.

FACTORS TO CONSIDER IN EVALUATING THE OFFER

Market Weakness Could Have an Impact on Your Investment
The Partnership owns an interest in a 42-story office tower and eight-story parking garage (collectively the "Property") located in Denver, Colorado's central business district ("CBD"). The Property had a vacancy rate of 15% as of year-end 2004 and currently has an additional 12% of its net rentable space on the sub-lease market. Lucent Technologies, the lessee of the72,979 square feet of available sub-lease space, has vacated the space and will not renew its lease when it expires at the end of this year. As a result, the Partnership will have to re-lease this space in order to avoid a loss of the $1,520,882 in annual lease revenue generated by the Lucent lease. Current real estate conditions in the Denver market could make this difficult. Office vacancies have risen and rents have fallen dramatically since 2001. Though there are signs of slight improvement in the market, weakness remains. According to the fourth quarter 2004 Denver Office MarketView published by CB Richard Ellis, the vacancy rate for office space in the CBD was projected to be 14.2% as of the end of 2004, with an overall availability rate of 19.2%. Asking rents are projected to be $18.53 per square foot. This is lower than the $20.84 per square foot rent Lucent currently pays under its lease and does not factor in the rent concessions and tenant improvements that would likely be needed in order to re-lease the space. These market issues raise concerns for the Partnership on a going-forward basis. On page 2 of its most recent financial statements, the Partnership states that, "because of the decline in the Denver real estate market, the Partnership may be unable to find a new tenant or tenants at rental rates that will generate cash flow sufficient to meet its debt service obligations." [See "THE OFFER-Section 7-Purpose and Effects of the Offer"]

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No Recent Distributions/Future Distributions May be Limited
The Partnership made a cash distribution of $141.73 per unit in 2002. There have been no distributions made since that time and no other distributions made since 1999. The Purchaser does not anticipate additional distributions from the Partnership in the near future. On page 10 of its most recent financial statements, the Partnership states, "it appears that the original investment objective of capital growth from the inception of the (Partnership) will not be attained and that the limited partners will not receive a complete return of their invested capital. The extent to which invested capital is refunded to the limited partners is dependant upon the performance of the Property and the market in which it is located." Given the market conditions discussed above and the issues relating to the Lucent space, the performance of the Partnership may decline in future years. The Purchaser considered this factor (along with other factors discussed in the offer) when determining its offer price.

Potential Tax Benefits on the Sale of Your Interest
The sale of your units is a taxable event that may create two tax benefits making a sale more advantageous at this time. First, based on the Purchaser's own calculations, a typical original investor paying the full investment amount at the time of the first close would be able to recognize a capital loss of approximately $10,000 per unit on a sale of their interest under the offer. To the extent that a selling limited partner is able to realize such a loss, the tax benefits associated with the loss would be in addition to their sale proceeds. Second, limited partners may be able to take advantage of the release of suspended passive losses on the sale of their investment. Since 1989, the Partnership has generated passive losses of approximately $64,000 per unit for a typical original investor paying the full investment amount at the time of the first close. Over the life of a limited partnership investment, passive losses can be used only to offset passive income. Losses that cannot be used to offset passive income are suspended for use in future years. When a limited partnership investment is terminated, suspended losses are released and can then be used to offset ordinary income. For limited partners with suspended passive losses, the benefits associated with the release of those losses on a sale could be substantial. Since each limited partner's tax situation is different, we urge you to consult your tax advisor regarding the specific tax implications of a sale. Also, the figures in this section apply to a typical original investor paying the full investment amount at the time of the first close. Investors who purchased units on a deferred basis will likely have a different, though not materially different, tax situation. [See "THE OFFER-Section 6-Tax Consequences"]

The Purchaser Estimated the Partnership's Net Asset Value in Determining its Offer Price
In determining the offer price, the Purchaser calculated a net asset value (NAV) for units using an estimate of the Property's value based on a potential sale price of $87 per square foot. This was the price paid in a June 2004 sale of an office tower located at 1700 Broadway in Denver ("Comparison Property"). Based on the $87 per square foot value, deducting selling commissions of 3%, adding in the Partnership's other assets and deducting the Partnership's liabilities, the Purchaser calculated a Partnership NAV of $17,847 per unit. Limited partners should keep in mind that this calculation makes certain assumptions that, if changed, would alter the NAV of units. The Purchaser chose this method based on its belief that the risks associated with owning units are related primarily to the weakness in the Denver office market that is discussed above. Since the Purchaser believes that it is market weakness and not weakness specific to the Property that is causing the risks associated with owning units, the Purchaser believes that recent property sales best take the market weakness into account. While other sales of other properties in the Denver CBD may be relevant to a discussion of the Property's potential value, the Purchaser calculated the Partnership's NAV using the per square foot sale price of the Comparison based on the fact that: (1) this is the most recent sale that the Purchaser is aware of; and (2) the Comparison Property is in close proximity to the Property. [See "THE OFFER-Section 7-Purpose and Effects of the Offer"]

The Purchaser Applied an Illiquidity Discount to Arrive at the Offer Price
In determining its offer price of $10,000 per unit, the Purchaser applied an illiquidity discount to its NAV calculation. Applying an illiquidity discount is standard in valuing real estate limited partnership interests

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for the reasons discussed below. According to the Direct Investments Spectrum, a national reporting service covering limited partnerships, the average annual discounts applied to real estate limited partnerships since 1992 have ranged from 25% to 44%. The Purchaser chose an illiquidity discount at the top of this range based on its own analysis of the Partnership, the Property and the Denver real estate market. Other measures of value may be relevant to a limited partner, and all limited partners are urged to carefully consider all of the information contained in the Offer to Purchase and Agreement of Sale and to consult with their own advisors (tax, financial, or otherwise) in evaluating the terms of the offer before deciding whether to tender units. [See "THE OFFER-Section 7-Purpose and Effects of the Offer"]

Opportunity for Liquidity
The Purchaser anticipates that the Partnership will continue to operate for the foreseeable future. By selling your units under the offer, you will terminate your investment in the Partnership and eliminate future K-1 reporting for this Partnership. The opportunity for liquidity may be an attractive option for some limited partners. Other than tender offers, privately negotiated sales and sales through intermediaries are the only current means to liquidate limited partnership interests. These interests are not listed or traded on any national securities exchange or quoted on NASDAQ. To the best of the Purchaser's knowledge, 5 units in the Partnership have been traded in the past twelve months. These units, which represent approximately one percent of the Partnership's total outstanding units, were acquired by the Purchaser for a price of $5,000 per unit in three privately negotiated sales. [See "THE OFFER-Introduction-Market Value of Units"]

Effects of a Sale of Your Units
Limited partners who sell their units will be giving up the opportunity to participate in any future benefits associated with ownership of units, including the right to participate in any future distribution of cash or property, including any proceeds associated with the liquidation of the Partnership.

Offer Price May Not Represent the Full Value of Your Units
No independent party has been retained by the Purchaser or by any other person to evaluate or render any opinion to limited partners with respect to the fairness of the offer price. No representation is being made as to fairness or to other measures of value that may be relevant to limited partners. Limited partners should remember that the per unit NAV calculated by the Purchaser is based on assumptions that if changed, would alter the value of units. As a result, the Purchaser's offer price may be viewed as speculative in nature and could differ significantly from the proceeds that could be realized upon a liquidation of the Partnership. [See "THE OFFER-Section 7-Purpose and Effects of the Offer"]

The Purchaser is Seeking to Acquire Units for Long-Term Investment Purposes
The Purchaser is in the business of acquiring fractional investment interests for long-term retention and seeks to purchase units in the Partnership in advancement of that strategy. The units acquired as a result of this offer will be held as long-term investments and not with a view to a resale. The Purchaser does not typically acquire general partner positions and is not engaged in property management.

Please read the enclosed offer carefully. It contains important information concerning this offer, the Partnership and the Purchaser. If you wish to sell your units, complete the enclosed Agreement of Sale according to the directions on the agreement, sign where indicated and return it in the pre-addressed return envelope. If you have any questions regarding the offer or would like an additional copy, please call Equity Resource Investments LLC, the information agent for this offer, at (617) 876-4800.

Sincerely,

Equity Resource Dover Fund LP